Exhibit 99.1

Medicure Plans To Launch Innovative E-Commerce Pharmacy Platform Offering Hundreds of Medications Directly To Millions of Americans

WINNIPEG, MB, Nov. 22, 2021 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV: MPH) (OTC: MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, is pleased to announce that it is planning to launch a national direct-to-consumer E-Commerce pharmacy platform through its subsidiary, Marley Drug™ pharmacy, before the end of 2021.

Marley Drug's new E-Commerce website will be a platform where FDA approved medications can be purchased at discount prices by Americans for home delivery in all 50 States, including ZYPITAMAG® (pitavastatin) tablets.

A primary goal of the platform is to bypass the traditional framework run by health insurers and pharmacy benefit managers that have made access to affordable medications challenging for many Americans, including both generic and branded products such as ZYPITAMAG. More than 120 million uninsured and underinsured Americans struggle to access affordable medications and are looking for a trusted and convenient source to fill their prescriptions. Marley Drug will offer industry leading pricing on more than 100 of the most commonly prescribed generic medications with free nationwide delivery. The platform will focus on ease-of-use and customer service, and is differentiated by being able to ship to every US state.

Notably, the pharmacy platform addresses 'pharmacy deserts' that exist across the country. A 'pharmacy desert' is defined as a geographic area where Americans can't fill a prescription within a half-a-mile of their homes (for low-income people without cars), and a mile for others. This lack of quick access to a pharmacy affects many Americans.

"This marks a natural progression for Medicure's Marley Drug online pharmacy, which originated as a brick-and-mortar operation more than 17 years ago and is being developed into a national direct-to-consumer E-Commerce platform. This evolution will mark the start of an exciting new chapter for our company," said Albert D. Friesen, PhD, Chief Executive Officer of Medicure and Chair of its Board of Directors. "We look forward to growing and developing this E-Commerce platform over the next few months in innovative ways to bring affordable medication to all Americans. The combined business will be well positioned to strengthen our existing lines of business which include Medicure's primary care drug, ZYPITAMAG and future branded products, and ultimately to generate substantial shareholder value."

About Medicure Inc.

Medicure is a pharmaceutical company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug™, Inc. ("Marley Drug"), a pharmacy located in North Carolina that offers an Extended Supply drug program serving all 50 states, Washington D.C. and most territories, including Puerto Rico. Marley Drug is committed to improving the health status of its patients and the communities they serve while reducing overall health care costs for employers and other health care consumers. For more information visit www.marleydrug.com. To learn more about The Extended Supply Generic Drug Program call 800.286.6781 or e-mail info@marleydrug.com . For more information on Medicure please visit https://www.medicure.com/. For additional information about AGGRASTAT®, refer to the full Prescribing Information. For additional information about ZYPITAMAG®, refer to the full Prescribing Information.

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https://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected results, including future revenue from P5P, the likelihood of receiving a PRV, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2020.

View original content:https://www.prnewswire.com/news-releases/medicure-plans-to-launch-innovative-e-commerce-pharmacy-platform-offering-hundreds-of-medications-directly-to-millions-of-americans-301429864.html

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2021/22/c5649.html

%CIK: 0001133519

For further information: Dr. Albert D. Friesen, Chief Executive Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com , https://www.medicure.com/

CO: Medicure Inc.

CNW 09:00e 22-NOV-21